EXHIBIT 1
                                                                       ---------


                                 For:              Duane Reade Inc.
                                 Approved By:      John Henry
                                                   (212) 273-5746
                                                   SVP - Chief Financial Officer
                                 Contact:          Cara O'Brien/Lila Sharifian
                                                   Press: Melissa Merrill
                                                   (212) 850-5600
                                                   Financial Dynamics
FOR RELEASE

     DUANE READE INC. REPORTS FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

         New York, New York, March 16, 2005 -- Duane Reade Inc. today reported financial results for the fourth quarter and full year ended December 25, 2004.

CHANGE IN OWNERSHIP

         On July 30, 2004, the Company completed its acquisition by Oak Hill Capital Partners, L.P. ("Oak Hill") and this change in ownership resulted in a new basis of accounting. This change has resulted in the application of purchase accounting which requires that various balance sheet account carrying values be adjusted to fair value as of the transaction date. In this press release, the Company has presented its full year financial results on a combined basis, with a separate breakout of both the predecessor period (December 28, 2003 through July 30, 2004) and successor period (July 31, 2004 through December 25, 2004). It should be noted that the Company's operating results as reported under US GAAP within the Form 10-K to be filed by March 25, 2005 will only present separate operating results for the seven month period ended July 30, 2004 and the five months ended December 25, 2004. This is a result of the difference in ownership and accounting basis regarding those respective periods.


ACCOUNTING RESTATEMENTS

         On March 10, 2005, the Company issued a press release summarizing the impact of certain restatements resulting from changes in accounting practices. All such changes are reflected in the attached financial data.


FOURTH QUARTER RESULTS

         Net sales increased 12.8% to $432.5 million, with pharmacy sales increasing 25.9% to comprise 53.2% of net sales versus 47.6% of net sales in the prior year fourth quarter. Approximately 17.6% of the pharmacy sales increase was attributable to increased inventory resale activity. Same-store sales increased 0.1% over the prior year, reflecting a 3.8% increase in pharmacy same-store sales and a 2.9% decline in front-end same-store sales. The pharmacy same-store sales increase was adversely impacted by approximately 0.8% due to the removal from the market of Vioxx, a high volume arthritis pain reliever, as well as the negative publicity surrounding similar medications that has resulted in reduced consumer demand for these products. Approximately 0.6% of the front-end same-store sales decline was due to decreases in sales of tobacco products attributable to restrictions on smoking in certain public places that were enacted throughout New York City in 2003 along with the high New York City tax rates on tobacco sales.

          Net loss was $16.5 million and this reflects higher depreciation and amortization costs associated with increased depreciable asset valuations that resulted from the application of purchase accounting related to the July 30, 2004 acquisition of the Company, increased interest expenses related to the refinancing of the Company's debt as part of the same acquisition, and a tax benefit of $1.9 million compared to a tax benefit of $5.4 million in the previous year. The reduced tax benefit on an increased pre-tax loss was largely due to non-deductible acquisition-related expenses. The net loss for the quarter also includes (i) a pre-tax charge of $7.5 million for the retirement of debt attributable to the

Company's December 2004 refinancing of its previously existing $155 million term loan (ii) a pre-tax charge of $1.1 million associated with certain expenses relative to the Chairman's employment contract and Oak Hill's management fees and (iii) a pre-tax charge of $0.5 million for transaction costs related to the July 30, 2004 acquisition. Finally, the net loss also reflects a $1.1 million labor contingency expense associated with the previously announced National Labor Relations Board (NLRB) administrative ruling. Net loss for the fourth quarter of 2003 was $4.6 million, including a pre-tax labor contingency charge of $12.6 million for the same matter and a $0.6 million pre-tax charge for expenses associated with the acquisition.

         Adjusted FIFO EBITDA, as defined on the attached schedule of operating data, was $23.9 million, or 5.5% of sales, versus $17.5 million, or 4.6% of sales, in the prior year period. The Adjusted EBITDA for the fourth quarter of 2004 includes real estate related income of $3.6 million, partially offset by a provision of $0.4 million for certain litigation related settlements.

         Commenting on the Company's fourth quarter results, Anthony J. Cuti, Chairman of the Board and Chief Executive Officer, stated, "Overall, our fourth quarter performance improved versus the year ago period, partly due to increased real estate related income and improved product margins. However, sales and Adjusted FIFO EBITDA were slightly below our expectations. Specifically, pharmacy sales were impacted by declines in demand for certain arthritis medications in the aftermath of the withdrawal of Vioxx from the marketplace and Adjusted FIFO EBITDA was impacted by the incurrence of a $0.4 million litigation settlement provision."

FULL YEAR RESULTS

         Net sales for the full year increased 9.1% to $1.6 billion from $1.5 billion in the previous year. Pharmacy sales increased 19.1% to $815.7 million and represented 51.0% of net sales versus 46.7% last year. Resale activity of certain retail inventory accounted for 10.9% of the pharmacy sales increase. Front-end sales increased 0.3% to $782.6 million versus $780.4 million in the previous year. Same-store sales increased 0.6%, reflecting a 5.0% same-store increase in pharmacy sales and a 2.8% decline in front-end same-store sales. The aforementioned New York City restrictions on smoking and high tobacco taxes accounted for approximately 1.1% of the front-end same-store sales decline.

          Net loss for the twelve month period was $50.7 million and these results include (i) $40.6 million of pre-tax expenses related to the acquisition, (ii) $26.4 million of pre-tax costs, primarily associated with the termination of the Company's obligations in connection with the Chairman's SERP, and other costs incurred under his employment contract, (iii) $7.5 million of pre-tax costs associated with the refinancing of the Company's previously existing $155 million term loan and (iv) $4.4 million of pre-tax charges related to labor contingency expenses in connection with the NLRB administrative ruling discussed above. Fiscal 2003 net income was $5.1 million and included pre-tax charges of $12.6 million and $0.6 million related to the labor contingency expenses and the Oak Hill acquisition, respectively. As mentioned above, increased depreciation, amortization and interest expenses over the prior year were associated with higher depreciable asset valuations resulting from the application of purchase accounting related to the acquisition and its related debt refinancing.

         Adjusted FIFO EBITDA was $77.8 million or 4.9% of sales, compared to $77.8 million, or 5.3% of sales in the previous year.

         Cash flow provided by operating activities for the full year was $11.3 million or 0.7% of sales, compared to $47.4 million, or 3.2% of sales, in the previous year. The differential is attributable to cash acquisition transaction expenses of $40.6 million, and Chairman SERP retirement payments of $1.5 million, disbursed during 2004.

         During the year, the Company opened 11 stores, acquired five stores and closed two stores, compared with 15 new stores opened, two stores acquired and four stores closed in the prior year period. Pre-opening expenses were $0.8 million, compared to $1.1 million in the previous year.

         Mr. Cuti concluded, "As we move forward into fiscal 2005, we are cautiously optimistic based on a number of factors. Front-end same-store sales for the first eleven weeks of the first quarter are slightly positive, indicating an improved sales trend. In addition, we are implementing a number of proactive initiatives designed to improve customer services and increase product offerings throughout our stores and we believe this will favorably impact our operating performance going forward."

         The Company will hold a conference call on Wednesday, March 16, 2005 at 10:00 AM Eastern Time to discuss financial results for the fourth quarter and the full year ended December 25, 2004. A live webcast of the call will be accessible from the Investor Information section of the Duane Reade website (HTTP://WWW.DUANEREADE.COM) and the call will be archived on the website until March 30, 2005. Additionally, a replay of the conference call will be available from 12:00PM Eastern Time on March 16, 2005 until 12:00PM Eastern Time on March 18, 2005. The replay can be accessed by dialing (877) 707-9632, access code "DRD".

         Founded in 1960, Duane Reade is the largest drug store chain in the metropolitan New York City area, offering a wide variety of prescription and over-the-counter drugs, health and beauty care items, cosmetics, greeting cards, photo supplies and photofinishing. As of December 25, 2004, the Company operated 255 stores. Duane Reade maintains a website at HTTP://WWW.DUANEREADE.COM.

         EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE AND THE ACCOMPANYING DISCUSSION ON THE EARNINGS CONFERENCE CALL ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. IN ADDITION, THIS DOCUMENT MAY CONTAIN STATEMENTS, ESTIMATES OR PROJECTIONS THAT CONSTITUTE "FORWARD-LOOKING" STATEMENTS AS DEFINED UNDER U.S. FEDERAL SECURITIES LAWS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED OR EXPECTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHER THINGS, THE COMPETITIVE ENVIRONMENT IN THE DRUG STORE INDUSTRY IN GENERAL AND IN THE NEW YORK METROPOLITAN AREA, THE ABILITY TO OPEN AND OPERATE NEW STORES, THE CONTINUED EFFORTS BY PAYERS AND GOVERNMENT AGENCIES TO REDUCE PRESCRIPTION REIMBURSEMENT RATES AND PRESCRIPTION DRUG BENEFITS, THE STRENGTH OF THE ECONOMY IN GENERAL, THE ECONOMIC CONDITIONS IN THE NEW YORK GREATER METROPOLITAN AREA, CHANGES IN FEDERAL AND STATE LAWS AND REGULATIONS, INCLUDING THE POTENTIAL IMPACT OF CHANGES IN REGULATIONS SURROUNDING THE IMPORTATION OF PHARMACEUTICALS FROM FOREIGN COUNTRIES AND CHANGES IN LAWS GOVERNING MINIMUM WAGE REQUIREMENTS, THE CONTINUING IMPACT OF THE RESTRICTIONS ON SMOKING IN PUBLIC PLACES IN THE COMPANY'S MARKETS, CHANGES IN THE COMPANY'S OPERATING STRATEGY, CAPITAL EXPENDITURE PLANS OR DEVELOPMENT PLANS, THE COMPANY'S ABILITY TO ATTRACT, HIRE AND RETAIN QUALIFIED PHARMACY AND OTHER PERSONNEL, THE COMPANY'S SIGNIFICANT INDEBTEDNESS, LABOR DISTURBANCES, THE CONTINUED IMPACT OF, OR NEW OCCURRENCES OF, TERRORIST ATTACKS IN THE NEW YORK GREATER METROPOLITAN AREA AND ANY ACTIONS THAT MAY BE TAKEN IN RESPONSE, THE COMPANY'S ABILITY TO SUCCESSFULLY IMPLEMENT AND MANAGE NEW COMPUTER SYSTEMS AND TECHNOLOGIES, DEMOGRAPHIC CHANGES, THE COMPANY'S ABILITY TO LIMIT FRAUD AND SHRINK, AND RECALLS OF PHARMACEUTICAL PRODUCTS DUE TO HEALTH CONCERNS OR OTHER REASONS. THOSE AND OTHER RISKS ARE MORE FULLY DESCRIBED IN DUANE READE'S REPORTS FILED WITH THE SEC FROM TIME TO TIME, INCLUDING ITS ANNUAL REPORTS ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q AND CURRENT REPORTS ON FORM 8-K. YOU SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE THEY ARE MADE. EXCEPT TO THE EXTENT OTHERWISE REQUIRED BY FEDERAL SECURITIES LAWS, WE DO NOT UNDERTAKE TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS.


                                Tables to follow

                                DUANE READE INC.
                      Consolidated Statements of Operations
                                 (In thousands)

                                                      UNAUDITED
                                                    13 WEEKS ENDED               52 WEEKS ENDED
                                             ---------------------------  ---------------------------
                                                      RESTATED                     RESTATED
                                             DECEMBER 25,   DECEMBER 27,  DECEMBER 25,   DECEMBER 27,
                                                  2004           2003        2004 (1)        2003
                                             ---------------------------  ---------------------------
Net sales                                    $   432,518    $   383,443    $ 1,598,369    $ 1,465,274

Cost of sales                                    347,257        307,002      1,285,599      1,168,407
                                             -----------    -----------    -----------    -----------
Gross profit                                      85,261         76,441        312,770        296,867
                                             -----------    -----------    -----------    -----------
Selling, general & administrative expenses        64,093         60,778        243,741        227,910

Labor contingency expense                          1,100         12,600          4,400         12,600

Transaction expense                                  457            644         40,580            644

Depreciation and amortization                     19,771          8,462         48,952         32,335

Store pre-opening expenses                            --            264            836          1,063

Other                                              1,142             --         26,433             --
                                             -----------    -----------    -----------    -----------
                                                  86,563         82,748        364,942        274,552
                                             -----------    -----------    -----------    -----------
Operating (loss) income                           (1,302)        (6,307)       (52,172)        22,315

Interest expense, net                              9,596          3,666         23,857         14,117

Debt extinguishment                                7,525             --          7,525            812
                                             -----------    -----------    -----------    -----------
(Loss) income before income taxes                (18,423)        (9,973)       (83,554)         7,386

Income tax (benefit) provision                    (1,921)        (5,423)       (32,830)         2,242
                                             -----------    -----------    -----------    -----------
Net (loss) income                            $   (16,502)   $    (4,550)   $   (50,724)   $     5,144
                                             ===========    ===========    ===========    ===========

 (1) In order to provide a means of comparing the Company's results of operations on a full year basis, the results of operations for the Company's "predecessor" period for the year-to-date (December 28, 2003 to July 30, 2004) have been combined with the results of operations for the "successor" period (July 31, 2004 to December 25, 2004). The results of operations for the separate successor and predecessor periods are shown on the following page of this release.

                                DUANE READE INC.
                      Consolidated Statements of Operations
                                 (In thousands)

                                                              RESTATED
                                              SUCCESSOR      PREDECESSOR
                                            -------------   -------------
                                             PERIOD FROM     PERIOD FROM
                                            JULY 31, 2004   DEC. 28, 2003
                                               THROUGH         THROUGH         TOTAL
                                            Dec. 25, 2004   July 30, 2004       2004
                                            -------------   -------------   -----------
Net sales                                    $   670,568     $   927,801    $ 1,598,369
Cost of sales                                    540,509         745,090      1,285,599
                                             -----------     -----------    -----------
Gross profit                                     130,059         182,711        312,770
                                             -----------     -----------    -----------
Selling, general & administrative expenses       101,448         142,293        243,741
Labor contingency expense                          1,789           2,611          4,400
Transaction expense                               37,575           3,005         40,580
Depreciation and amortization                     27,050          21,902         48,952
Store pre-opening expenses                           366             470            836
Other                                             26,433              --         26,433
                                             -----------    -----------     -----------
                                                 194,661         170,281        364,942
                                             -----------     -----------    -----------
Operating (loss) income                          (64,602)         12,430        (52,172)
Interest expense, net                             15,880           7,977         23,857
Debt extinguishment                                7,525              --          7,525
                                             -----------     -----------    -----------
(Loss) income before income taxes                (88,007)          4,453        (83,554)
Income tax (benefit) provision                   (33,966)          1,136        (32,830)
                                             -----------     -----------    -----------
Net (loss) income                            $   (54,041)    $     3,317    $   (50,724)
                                             ===========     ===========    ===========

                                DUANE READE INC.
                           Consolidated Balance Sheets
                                 (In thousands)
                                                                     RESTATED
                                                      DECEMBER 25,  DECEMBER 27,
                                                          2004 (1)      2003
                                                      ------------  -----------
Current Assets
         Cash                                            $  1,329     $  1,252
         Receivables, net (2)                              58,056       53,429
         Inventories, net                                 262,323      258,139
         Current Portion of Deferred Taxes (3)              6,372       10,121
         Prepaid Expenses and Other Current Assets         20,406       19,504
                                                         --------     --------
            Total Current Assets                          348,486      342,445

Property and Equipment, net (4)                           224,460      189,469

Goodwill, net (5)                                          93,795      161,318

Deferred Taxes (3)                                             --       11,520

Other Assets (6)                                          311,253       88,836
                                                         --------     --------
            Total Assets                                 $977,994     $793,588
                                                         ========     ========
Current Liabilities
         Accounts Payable                                $ 80,154     $ 85,528
         Accrued Expenses (7)                              68,229       29,464
         Current Portion of Capital Leases                    780          422
                                                         --------     --------
            Total Current Liabilities                     149,163      115,414

Other Liabilities (8)                                     106,408       77,619

Deferred Taxes (3)                                         25,932           --

Long Term Debt and Capital Leases (9)                     510,910      272,489
                                                         --------     --------
            Total Liabilities                             792,413      465,522
                                                         --------     --------

Total Stockholders' Equity (10)                           185,581      328,066
                                                         --------     --------

            Total Liabilities and Stockholders' Equity   $977,994     $793,588
                                                         ========     ========

Certain prior year amounts have been reclassified to conform to the current year's presentation. Please see footnotes on following page.

(1) Amounts shown as at December 25, 2004 reflect purchase accounting adjustments required under Financial Accounting Standard No. 141, in connection with the July 30, 2004 acquisition of the Company by Oak Hill Capital Partners, LP.

(2) Includes third party pharmacy receivables of $37,498 and $33,672 at December 25, 2004 and December 27, 2003, respectively. The increase in the third party pharmacy receivable is partly due to the timing of the Christmas holiday in relation to the 2004 year end date.

(3) Change in deferred taxes from December 27, 2003 is primarily attributable to acquisition related transactions.

(4) Change in property and equipment is due to 2004 capital asset additions and purchase accounting valuations in connection with the acquisition.

(5) Decrease in goodwill from December 27, 2003 is attributable to the purchase accounting adjustments recorded in connection with the acquisition.

(6) Increase in other assets from December 27, 2003, is primarily due to the purchase accounting adjustments related to lease and prescription file valuations and deferred financing costs.

(7) Increase in accrued expenses from December 27, 2003 primarily reflects the accrued settlement costs for termination of the Chairman's SERP ($23.0 million), as well as the timing of the Company's sales tax and interest payment dates versus December 2003.

(8) Increase in other liabilities from December 27, 2003 is primarily due to anticipated lease termination costs and deferred rent on new stores opened since the prior year end, combined with the additional labor contingency accrual recorded during fiscal 2004.

(9) Increase in long term debt and capital leases relates to acquisition financing completed on July 30, 2004.

(10) Decrease in Stockholders' Equity primarily relates to the recapitalization of the Company in association with the acquisition.

                                DUANE READE INC.
                                 Operating Data
                                   (Unaudited)
                             (Dollars in thousands)

                                                           13 WEEKS ENDED               52 WEEKS ENDED
                                                    ---------------------------     ---------------------------
                                                      DEC. 25,        DEC. 27,        DEC. 25,       DEC. 27,
                                                        2004            2003            2004           2003
                                                    -----------     -----------     -----------     -----------

LIFO EBITDA (1)                                     $    20,026     $    15,399     $    66,260     $    67,894
LIFO (Income) Expense (2)                                (7,220)            (90)         (6,268)            360
                                                    -----------     -----------     -----------     -----------
FIFO EBITDA (1)                                     $    12,806     $    15,309     $    59,992     $    68,254
                                                    -----------     -----------     -----------     -----------

FIFO EBITDA as a percentage of net sales                    3.0%            4.0%            3.8%            4.7%

Adjusted FIFO EBITDA (3)                            $    23,924     $    17,548     $    77,845     $    77,808

Adjusted FIFO EBITDA as a percentage of sales               5.5%            4.6%            4.9%            5.3%

Capital expenditures                                $     5,789     $     6,513     $    27,912     $    41,036
Lease acquisitions and other investing activities   $     6,835     $     1,436     $    29,393     $    12,697

Same-store sales growth                                     0.1%            3.0%            0.6%            2.7%
Pharmacy same-store sales growth                            3.8%            7.0%            5.0%            7.5%
Front-end same-store sales growth                          (2.9%)           0.1%           (2.8%)          (0.8%)
Pharmacy sales as a % of net sales                         53.2%           47.6%           51.0%           46.7%
Third Party sales as a % of
   prescription sales                                      92.6%           91.7%           92.3%           91.4%

Average weekly prescriptions
   filled per store (4)                                     825             850             839             870

Number of stores at end of period                                                           255             241
Retail square footage at end of period                                                1,793,843       1,714,601
Average store size (sq.ft.) at end of period                                              7,035           7,115

(1) As used in this report, FIFO EBITDA means earnings before interest, income taxes, depreciation, amortization, debt extinguishment, expenses related to the acquisition transaction, labor contingency expense, non-cash charges and credits related to the LIFO inventory valuation method, extraordinary charges and other non-recurring charges. We believe that FIFO EBITDA, as presented, represents a useful measure of assessing the performance of our ongoing operating activities, as it reflects our earnings trends without the impact of certain non-cash charges and other non-recurring items. Targets and positive trends in FIFO EBITDA are used as performance measures for determining certain compensation of management. FIFO EBITDA is also used as a performance measure in our various debt agreements.

We understand that, although security analysts frequently use FIFO EBITDA in the evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. FIFO EBITDA is not intended as an alternative to net income as an indicator of our operating performance, or as an alternative to any other measure of performance in conformity with generally accepted accounting principles, nor as an alternative to cash flow from operating activities as a measure of liquidity.

Reconciliations of net income to FIFO EBITDA and operating cash flow for each period included above and highlighted elsewhere in this document are provided on the following pages of this press release.

(2) LIFO income for the thirteen and fifty two weeks ended December 25, 2004 represents the difference between the portion of the purchase accounting valuation step-up charged to cost of sales of $7.4 million, partially offset by the impact of inflation of $0.2 million and $1.1 million for the thirteen and fifty two week periods, respectively.

(3) As used in this report, Adjusted FIFO EBITDA means FIFO EBITDA as defined above, adjusted to exclude non-cash rent expense and certain charges related to the acquisition transaction, inventory valuation step up adjustment and certain CEO payments that are not included in the definition of EBITDA used for our various debt agreements.

(4) Comparative stores only, does not include new stores.

                                DUANE READE INC.
                Reconciliation of EBITDA to Net (Loss) Income and
                    Net Cash Provided by Operating Activities
                                 (in thousands)

                                                           13 WEEKS ENDED              52 WEEKS ENDED
                                                       --------------------------   --------------------------
                                                                       RESTATED                    RESTATED
                                                       DECEMBER 25,  DECEMBER 27,   DECEMBER 25,  DECEMBER 27,
                                                           2004           2003        2004 (1)       2003
                                                       ------------  ------------   ------------  ------------
FIFO EBITDA                                              $ 12,806      $ 15,309      $ 59,992      $ 68,254
LIFO (Income) Expense                                      (7,220)          (90)       (6,268)          360
                                                         --------      --------      --------      --------
LIFO EBITDA                                                20,026        15,399        66,260        67,894

Depreciation and amortization                             (19,770)       (8,462)      (48,952)      (32,335)
Labor contingency expense                                  (1,100)      (12,600)       (4,400)      (12,600)
Transaction expense                                          (457)         (644)      (40,580)         (644)
CEO SERP settlement                                            --            --       (24,500)           --
Debt extinguishment                                        (7,525)           --        (7,525)         (812)
Interest expense                                           (9,597)       (3,666)      (23,857)      (14,117)
Income taxes                                                1,921         5,423        32,830        (2,242)
                                                         --------      --------      --------      --------
Net (loss) income                                        $(16,502)     $ (4,550)     $(50,724)     $  5,144
                                                         --------      --------      --------      --------

Net (loss) income                                         (16,502)       (4,550)      (50,724)        5,144
Adjustments to reconcile net (loss) income
     to cash provided by operating activities:
  Depreciation and amortization of property                 7,821         5,712        26,698        21,574
  Amortization of intangibles and
    deferred financing costs                               12,778         3,226        24,915        12,697
  Deferred tax provision                                   (2,630)       (7,965)      (28,775)       (1,728)
  Debt extinguishment                                       4,425         1,371         4,425           730
  Non-cash rent expense                                     2,043         2,239         7,987         9,554
Changes in operating assets and liabilities
    (net of effect of acquisitions):
  Receivables                                              (2,595)        9,695        (4,626)        8,319
  Inventories                                               5,839       (15,601)        2,703       (38,308)
  Accounts payable                                           (169)       15,491        (5,374)       27,482
  Prepaid and accrued expenses                              4,317        (1,080)       32,834        (1,681)
  Other assets/liabilities, net                            (3,631)        9,142         1,190         3,661
                                                         --------      --------      --------      --------
Cash provided by operating activities                    $ 11,696      $ 17,680      $ 11,253      $ 47,444
                                                         --------      --------      --------      --------


Calculation of Adjusted FIFO EBITDA

FIFO EBITDA as above                                     $ 12,806      $ 15,309      $ 59,992      $ 68,254

Purchase accounting inventory valuation adjustment (2)      7,933            --         7,933            --
Non-cash rent expense                                       2,043         2,239         7,987         9,554
CEO long term cash award                                      225            --           381            --
Oak Hill management fee                                       312            --           528            --
CEO life insurance policy conversion cost                     605            --         1,024            --
                                                         --------      --------      --------      --------
Adjusted FIFO EBITDA                                     $ 23,924      $ 17,548      $ 77,845      $ 77,808
                                                         ========      ========      ========      ========

(1) In order to provide a basis for comparing the Company's annual operating cashflow, the operating cashflow for the Company's "predecessor" period for the year-to-date (December 28, 2003 to July 30, 2004) has been combined with the operating cashflow for the "successor" period (July 31, 2004 to December 25, 2004). The operating cashflow for the separate successor and predecessor periods are shown on the following page of this release.

(2) The application of purchase accounting adjustments under SFAS 141 resulted in an increase in the inventory valuation by $8.5 million over FIFO cost as of July 30, 2004. During the quarter ended December 25, 2004, approximately $7.9 million of this non-cash purchase accounting adjustment was charged to cost of sales on a FIFO EBITDA basis. The balance of the purchase accounting adjustment will be charged to cost of sales during the first quarter of 2005.

                                DUANE READE INC.
                Reconciliation of EBITDA to Net (Loss) Income and
               Net Cash (Used In) Provided by Operating Activities
                                 (in thousands)

                                                                         RESTATED
                                                          SUCCESSOR     PREDECESSOR
                                                        -------------   ------------
                                                         PERIOD FROM     PERIOD FROM
                                                        JULY 31, 2004   DEC. 28, 2003        TOTAL
                                                           THROUGH         THROUGH           2004
                                                        DEC. 25, 2004   JULY 30, 2004     YEAR-TO-DATE
                                                        -------------   -------------     ------------
FIFO EBITDA                                                $ 19,253        $ 40,739        $ 59,992
LIFO (Income) Expense                                        (7,059)            791          (6,268)
                                                           --------        --------        --------
LIFO EBITDA                                                  26,312          39,948          66,260

Depreciation and amortization                               (27,050)        (21,902)        (48,952)
Labor contingency expense                                    (1,789)         (2,611)         (4,400)
Transaction expense                                         (37,575)         (3,005)        (40,580)
CEO SERP settlement                                         (24,500)             --         (24,500)
Debt extinguishment                                          (7,525)             --          (7,525)
Interest expense                                            (15,880)         (7,977)        (23,857)
Income taxes                                                 33,966          (1,136)         32,830
                                                           --------        --------        --------
Net (loss) income                                          $(54,041)       $  3,317        $(50,724)
                                                           --------        --------        --------

Net (loss) income                                           (54,041)          3,317         (50,724)
Adjustments to reconcile net (loss) income
     to cash (used in) provided by operating activities:
  Depreciation and amortization of property                  11,830          14,868          26,698
  Amortization of intangibles and
    deferred financing costs                                 16,781           8,134          24,915
  Deferred tax provision                                    (29,836)          1,061         (28,775)
  Debt extinguishment                                         4,425              --           4,425
  Non-cash rent expense                                       3,604           4,383           7,987
Changes in operating assets and liabilities
     (net of effect of acquisitions):
  Receivables                                                (4,152)           (474)         (4,626)
  Inventories                                                (1,312)          4,015           2,703
  Accounts payable                                           14,403         (19,777)         (5,374)
  Prepaid and accrued expenses                               26,342           6,492          32,834
  Other assets/liabilities, net                               1,657            (467)          1,190
                                                           --------        --------        --------
Cash (used in) provided by operating activities            $(10,299)       $ 21,552        $ 11,253
                                                           --------        --------        --------

Calculation of Adjusted FIFO EBITDA

FIFO EBITDA as above                                       $ 19,253        $ 40,739        $ 59,992

Purchase accounting inventory valuation adjustment            7,933              --           7,933
Non-cash rent expense                                         3,604           4,383           7,987
CEO long term cash award                                        381              --             381
Oak Hill management fee                                         528              --             528
CEO life insurance policy conversion cost                     1,024              --           1,024
                                                           --------        --------        --------
Adjusted FIFO EBITDA                                       $ 32,723        $ 45,122        $ 77,845
                                                           ========        ========        ========


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